Frederick W. Moran 13-D filing
for ownership in the shares of
OnStream Media (ONSM)

March 14, 2007

Item 1
OnStream Media Corporation
Common stock
Ticker symbol ONSM
1291 SW 29th Avenue
Pompano Beach, Florida 33069 USA

Item 2
Frederick W. Moran
615 NW 12th Street
Delray Beach, Florida 33444
561 504-9044
Stock analyst
Stanford Group Company
5200 Town Center Circle
Boca Raton, Florida 33486
561 544-8311
Never been convicted in a criminal proceeding.
Not party to any civil proceedings in the last 5 years.
USA Citizen

Item 3
The source of the $6.6 million of funds used to purchase
OnStream stock came from my stock trading account at CitiGroup Smith Barney. No money was borrowed given that the stock is not marginable.

Item 4
The purpose of purchasing OnStream Media stock is capital appreciation.
I plan to regularly buy and sell the shares of OnStream Media in the stock market.
There is no other purpose to my ownership of OnStream Media except capital appreciation.

Item 5
As of Wednesday, March 14, 2007, I owned 2,002,002 shares of OnStream Media in my stock account at CitiGroup Smith Barney. That represents my entire ownership stake.
My stake is 7.6% of the 26,509,424 shares outstanding as reported on February 9, 2007 in the December 2006
Fiscal First Quarter 10-Q filing.
I own 2,002,002 shares for which I have the sole power to vote.
I personally purchased shares of OnStream Media in my CitiGroup Smith Barney brokerage account by placing orders via telephone over the last four months through daily purchases and sales of the shares at prices ranging from $2.16 to $3.59.
No person other than me, Frederick W. Moran, has the right receive anything related to my holdings of the stock of OnStream Media Corporation.

Item 6
I have absolutely no contract, agreement, understandings or relationships with OnStream
Media Corporation, its management team nor anyone related.

Item 7
I have no exhibits.